Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of Turbo Energy, S.A. (“we,” “our,” “us,” the “Company” or “Turbo Energy”)’s financial condition as of June 30, 2024 and results of operations for the six months ended June 30, 2025 and June 30, 2024 should be read together with our interim consolidated financial statements and the related notes included elsewhere in this filing and our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2024. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements and our past results may not be indicative of future results. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this filing and in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission, or SEC. The forward-looking statements made in this discussion relate only to events or information as of the date on which the statements are made in this discussion. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this discussion and the documents that we reference in this discussion completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Background

Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence (“AI”). Turbo Energy’s elegant all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users expanding across Europe, North America and Latin America to materially reduce dependence on traditional energy sources, helping to lower electricity costs, provide peak shaving and uninterruptible power supply and realize a more sustainable, energy-efficient future.

A testament to the Company’s commitment to innovation and industry disruption, Turbo Energy’s introduction of its flagship SUNBOX – unveiled to the market in the fourth quarter of 2022 – represents one of the world’s first high performance, competitively priced, all-in-one home solar energy storage systems, which also incorporates patented EV charging capability and powerful AI processes to optimize solar energy management delivered in the form of an intuitive, easy to use, cloud-based mobile app, marketed as Turbo Energy App.

Guided by our innovative mindset, we are endeavoring to deliver affordable, high performance solar energy storage technologies and solutions adaptable to every home, business, industrial plant and government facility on the globe. Our primary near-term growth objectives are centered on exploiting our competitive differentiation and include:

●	elevating global awareness and appreciation for the clean, elegant aesthetic and robust functionality, scalability and customization of SUNBOX solar energy storage solutions pioneered by Turbo Energy to support residential installations (SUNBOX Home and SUNBOX Home Lite), commercial and industrial installations (SUNBOX Industry and SUNBOX Industry Max), and utility companies (SUNBOX Utility); as well as the ease of SUNBOX installations with limited training required;

●	increasing global awareness and appreciation for our cloud-based Turbo Energy App powered by AI that allows for SUNBOX users worldwide to benefit from intelligent data collection, optimized stored energy management and predictive analytics which provide real-time insight into weather and electricity price forecasts, solar panel performance, energy consumption and material cost saving opportunities, among other metrics.

●	implementing global market penetration and geographic expansion initiatives with concentration in North America, South America and Europe; and

●	focusing on achieving fundamental financial strength through increased revenue, expense discipline and positive cash flow on a subsequent quarter-over-quarter basis; strengthen balance sheet through smart capital formation strategies.

Competitive Strengths

Our competitive strengths include the following:

●

Innovative Product Offerings: We have pioneered SUNBOX, an all-in-one, scalable, modular solar energy storage system. This system is enhanced by our proprietary AI-powered app, Turbo Energy App, which optimizes solar energy management and provides users with real-time data and predictive analytics. The inclusion of electric vehicle (EV) charging capabilities in our patented SUNBOX EV solution positions us uniquely in the market. Moreover, our product line, including the SUNBOX Home, SUNBOX Home Lite, SUNBOX Industry, SUNBOX Industry Max and SUNBOX Utility, caters to a wide range of customer needs from residential to industrial and utility-scale applications. This versatility in product offerings allows us to address our target market segments in a highly efficient and effective manner.

●	Advanced Technology Integration: The engagement of AI and machine learning technologies in our Turbo Energy App demonstrates our strong commitment to leveraging advanced technology for optimizing energy usage and providing valuable insights to users. This advanced technological capability is a significant competitive differentiator for us.

●	Strategic Market Expansion: We have a clear strategy for global market penetration and expansion, with particular focus on North America, South America and Europe. Our recently granted UL certifications in the United States signal our readiness to enter and effectively compete in the U.S. residential energy storage market with our differentiated SUNBOX Home solution, representing potentially significant long-term growth for our Company.

●	Strong R&D Focus: Our dedication to research and development is evident in our continuous product innovation and enhancement. This focus ensures we remain at the forefront of delivering leading-edge solar energy storage technology, raising the bar for performance and excellence in the markets we serve.

●	Strategic Partnerships: We have established strong strategic business partnerships with numerous industry leaders in electrical utilities and renewable energy, helping to greatly expand and enhance our market reach, reputation and credibility.

●	Experienced Leadership Team: Our proven and experienced leadership team possesses deep expertise in solar energy storage technologies and AI-enabled software development, which is crucial for executing our strategic initiatives successfully.

Collectively, these strengths underpin and amplify Turbo Energy’s reputation as a trusted industry leader and respected technology innovator in the global solar energy storage market.

Turbo Energy is a proud subsidiary of Umbrella Global Energy, S.A., a vertically integrated, global collective of solar energy-focused companies, which is traded on the Spanish Stock Exchange under symbol “UMB.”

We were organized under the laws of the Kingdom of Spain in September 2013. Our American Depository Shares (ADSs) are presently listed on the Nasdaq Capital Market under the symbol “TURB.”

General

The unaudited condensed interim consolidated financial statements of Turbo Energy have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements of the Company were prepared on a historical cost basis except where certain financial instruments that are required to be measured at fair value. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The unaudited condensed interim consolidated financial statements are presented in Euro, which is the Company’s functional currency. Transactions in currencies other than the functional currency are recorded in accordance with the policies stated under Foreign Currency Transactions in Note 2 of the accompanying financial statements.

Recent Developments

Expansion of Board of Directors

On February 11, 2025, the Company announced the appointment of Julian Groves to the Company’s Board of Directors, which was approved by the Company’s shareholders on December 18, 2024 at the Extraordinary General Meeting of Shareholders. Groves brings Turbo Energy extensive experience in commercial strategy, geographic market expansion, worldwide product distribution and logistics, capital formation, private equity investments and corporate governance, as well as nearly three decades of experience leading business-to-business, direct-to-consumer, retail, wholesale and ecommerce initiatives for numerous iconic global brands in both the public and private sectors.

Intellectual Property

Product Patent

On June 12, 2025, Turbo Energy announced that it has been granted a new patent for its innovative system designed to integrate energy storage and expand photovoltaic generation in upstream installations. The patented system provides a unique method for enhancing energy efficiency and flexibility in self-consumption solar power systems-particularly those configured to prevent surplus energy from being injected into the electrical grid.

The patent, (#iP202430282) issued by the Spanish Patent and Trademark Office, covers Turbo Energy’s proprietary system and procedure that enable the addition of energy storage (retrofit) and/or new photovoltaic panels (repowering) to existing installations without requiring complex retrofitting or integration with legacy components. This breakthrough technology ensures that excess photovoltaic energy can be stored and utilized at times of reduced solar generation, significantly optimizing energy usage and minimizing reliance on the external power grid.

UL Certification for U.S. SUNBOX Home

On April 1, 2025, the Company announced that it has completed one of the most rigorous safety certification processes in the United States and received Underwriters Laboratories (“UL”) 5500 and 9540 certifications for its innovative SUNBOX Home all-in-one solar energy storage system for residential applications in the United States. The UL certification mark is one of the most widely recognized product accreditations in the U.S. and is regarded a pre-requisite for permitting and insurance purposes.

Enerfip Crowdfunding Platform

On August 26, 2024, Turbo Energy entered into an agreement with Enerfip, a leading France-based crowdfunding platform, providing for the Company to explore, through Enerfip’s crowdfunding platform, financing from European individual investors, namely investors residing in France and Spain. If Turbo Energy’s project receives acceptance and interest among investors on Enerfip’s platform, the form agreed between the parties to carry out the financing would be to raise up to €2,000,000 on a first tranche through a 36-month simple debt bond, with an interest rate of 8.75% (“Crowd Bond”). The interest will be repaid semiannually. On October 28, 2024, the Company closed the issuance of the first tranche and reported on Form 6-K filed with the SEC that the yielded subscriptions amounting to gross proceeds of €914,110. The second tranche was closed on January 7, 2025, raising total gross proceeds of €619,410 (approximately US$643,666); and the third tranche closed on February 27, 2025, raising total gross proceeds of €1,000,000 (approximately US$1,078,475).

U.S. Expansion Initiative

On October 22, 2024, the Company announced that it has partnered with U.S.-based Connection Holdings to employ its award-winning market penetration capabilities and to leverage its extensive nationwide network of leading U.S. solar installation companies to assist Turbo Energy in introducing and winning U.S. market share for the Company’s proprietary, all-in-one, AI-optimized SUNBOX Home solar energy storage system designed specifically for residential applications. According to the Q3 2024 industry research report released by the Solar Energy Industries Association and Wood Mackenzie, homeowners and businesses are increasingly demanding solar systems that are paired with battery storage. California’s shift in net metering policy and state incentives for solar-plus-storage in other markets have driven attachment rates up in recent quarters. The report further states that by 2028, 28% of all new distributed solar capacity will be paired with storage, compared to under 12% in 2023. (Source: https://seia.org/research-resources/solar-industry-research-data/)

Turbo Energy’s U.S. market launch will be led by a multi-month beta test, whereby Connection Holdings will coordinate the deployment of several SUNBOX Home system installations in residences located in key, high growth markets across the nation. Following the conclusion of the beta test and analysis of collected data and feedback from installers and homeowners, Connection Holdings is tasked with implementing a national marketing campaign designed to ramp sales of SUNBOX Home and help to define and refine, as necessary, the U.S.-based infrastructure needed to support anticipated market demand in the months and years to come.

Latin American Expansion Initiative

On March 19, 2025, Turbo Energy announced its expansion into Latin America with the formation of Turbo Energy Solutions (“TES”), a wholly owned subsidiary of the Company created to offer advanced, fully integrated, end-to-end solutions for scalable generation, storage and intelligent AI-optimized management of solar energy for commercial and industrial (“C&I”) customers in Chile. Through TES, the Company has also introduced its new Energy-as-a-Service financing program, which enables C&I customers in Chile to acquire, deploy and capitalize on advanced solar energy production systems integrated with SUNBOX Industry and its innovative AI-powered energy management system, without the need to make large upfront investments in equipment. Customers benefit from an optimized, efficient and sustainable energy supply while also taking full economic advantage of a payment system based on SUNBOX Industry’s AI-powered energy management performance. The EaaS financing program represents a potentially lucrative new recurring revenue stream for Turbo Energy that is expected to fuel exponential growth for the Company as market acceptance and adoption of SUNBOX Industry gains momentum in the region.

On April 30, 2025, Turbo Energy announced that it had teamed with Saesa, one of Chile’s largest electric utilities, to expand the deployment of smart battery systems across the Andean country. This partnership marks a significant step forward in Turbo Energy’s expansion into Latin America, resulting in the completion of the companies’ first joint project- the installation of a smart battery energy storage system (BESS) at the headquarters of Bayas del Sur, a leading berry producer in southern Chile. The project integrates lithium batteries with 200 kW of power and 880 kWh of storage capacity. Designed to complement Bayas del Sur’s existing photovoltaic installation, the system enables the plant to optimize energy consumption, reduce fuel dependence and maintain operations during peak demand periods or grid outages.

Introduction of SUNBOX Home Lite

On February 26, 2025, the Company announced its official market launch of the Company’s latest innovation in smart photovoltaic energy storage tailored for smaller residential installations - the SUNBOX Home Lite. SUNBOX Home Lite combines the sleek design and robust functionality of the original SUNBOX Home with a focus on homes requiring less than 15kh of solar energy storage. This cutting edge innovation is supported by Turbo Energy’s state-of-the-art cloud-based SaaS solution, which leverages Artificial Intelligence to provide intelligent data collection, optimized stored energy management and predictive analytics which provide real-time insight into weather and electricity price forecasts, solar panel performance, energy consumption and material cost savings opportunities.

Turbo Energy has shipped 100 units to Solar360, which are available for immediate installation. A longstanding valued partner of Turbo Energy, Solar360, a joint venture of Repsol and Telefónica España, is engaged in the photovoltaic self-consumption business offering comprehensive solutions for individual customers; communities of neighbors; and companies, both SMEs and large corporations, through solar panel installations. In addition to the reach of its channels and its strength in operations and distribution, Telefónica contributes its technological expertise and IoT capabilities to provide differential optimization in the market. Repsol brings its experience in self-consumption and multi-energy in Spain, allowing them to offer customers a specific electricity rate that complements photovoltaic installations.

Contract to Power Uber’s Electric Fleet in Spain

On September 10, 2025, Turbo Energy announced the signing of a flagship agreement providing for the Company to power Uber’s electric vehicle (“EV”) fleet in Spain. Uber Technologies, Inc. is a global technology platform that connects riders, drivers, eaters and merchants, empowering seamless mobility, delivery, and freight services across more than 70 countries and approximately 15,000 cities. Uber continues to advance urban transportation through innovation, scale and a commitment to reshaping how people move and get around.

At the heart of the project is Turbo Energy’s proprietary, patent-pending SUNBOX Industry system, an innovative energy storage solution. SUNBOX Industry not only enables large-scale charging but also offers unique functionalities for projects with limited power availability, helping fleets overcome grid constraints that often slow the adoption of electric mobility. To power 10 high-capacity charging points for Uber, SUNBOX Industry systems were installed to create a 1 MWh / 2 MWh smart storage hub, unlocking the ability to charge over 300 vehicles even though the site’s grid connection could only supply 600 kW, covering a third of the power needed to run all the chargers. By adding 1,000 kW of flexible storage capacity, SUNBOX Industry expanded total available power to 1.6 MW – ensuring seamless charging without overloading the grid. With built-in AI control, SUNBOX Industry automatically adjusts charging power based on grid supply and battery status, guaranteeing uninterrupted operation and avoiding costly downtime. This capability makes SUNBOX Industry an ideal solution for companies looking to electrify fleets in areas where grid capacity is limited.

$53 Million Contract to Deploy Solar Storage Capacity Across 10 Factories

On September 26, 2025, the Company announced that it has been selected to supply and implement energy storage projects in Spain with a total capacity of 366 MWh. The projects, valued at approximately $53 million, are scheduled to be executed over the next two years. This large-scale initiative will be developed for a major industrial group in the construction industry. Turbo Energy will provide turnkey integration of the systems, along with its AI-driven energy management platform, for deployment across more than ten industrial facilities with varying technical requirements. These systems will help the factories optimize electricity consumption, enhance operational efficiency, reduce exposure to volatile energy prices and significantly advance the electrification of its operations.

The SUNBOX Industry solar battery storage solution, introduced in 2024, is a patent-pending, highly scalable energy storage and management system designed for commercial and industrial facilities. It supports new solar PV deployments, expansions of existing systems, or direct rooftop connections to expand energy capacity with smart storage. Each system integrates with Turbo Energy’s cloud-based AI energy management platform, which automatically mitigates electricity market volatility by purchasing energy at optimal times and prices. SUNBOX Industry also provides configurable backup power during outages or periods of peak demand. With scalability ranging from 30 kW to 2,000 kW in power and 30 kWh to 4,000 kWh in storage capacity, the solution offers unmatched flexibility for both isolated and grid-connected projects. Notably, Turbo Energy’s brand-agnostic design allows SUNBOX Industry to be deployed seamlessly in existing facilities, while also enabling photovoltaic expansions to connect in direct current and share surpluses in parallel with legacy systems.

Introduction of SUNBOX Industry Max

On October 8, 2025, Turbo Energy announced the commercial launch of SUNBOX Industry Max, a powerful new 5 MWh energy storage system purpose-built for electro-intensive industries, alongside a customized software service designed to optimize complex industrial energy operations. SUNBOX Industry Max represents a significant evolution in industrial-scale energy storage. Its highly modular and configurable design supports multiple deployment architectures, allowing customers to tailor capacity and functionality to their specific energy profiles. The system seamlessly integrates with Turbo Energy’s new AI-driven software service, enabling intelligent forecasting, dynamic load balancing and predictive asset management across distributed facilities.

The launch marks a key step in Turbo Energy’s long-term strategy to expand its footprint in the global commercial and industrial market, a segment representing one of the fastest-growing opportunities within the renewable energy sector. By merging high-capacity storage technology with proprietary AI software service, Turbo Energy continues to differentiate itself as a technology-driven energy innovator focused on enabling industrial decarbonization and operational autonomy. SUNBOX Industry Max will debut as part of the Company’s recently awarded $53 million contract covering ten large-scale industrial facilities.

Appointment of New Chief Financial Officer

On October 23, 2025, the Company announced the appointment of Lucia Tamarit as the Company’s new Chief Financial Officer, effective October 22, 2025 Ms. Tamarit has succeeded Alejandro Morangues, who has elected to pursue other career opportunities. Ms. Tamarit holds a Licentiate degree in Business Administration and Management and a Professional Specialist Degree in Auditing from the Polytechnic University of Valencia. She also completed an Erasmus program at Ghent University in Belgium. Prior to joining Turbo Energy, Ms. Tamarit served as Financial Manager at CSP Spain, a leading Spanish port operator, where she had been responsible for accounting, taxation, management control and reporting to the parent company’s international CFO. She previously worked for Ernst & Young in Madrid and Valencia, gaining extensive experience in auditing multinational companies and implementing ERP systems such as SAP. Ms. Tamarit will report directly to the Company’s Chief Executive Officer.

Results of Operations (Expressed in Euros)

The following table presents certain financial data for the periods indicated:

	Six Months Ended June 30,
	2025	2024	€ Change	% Change
Revenue, net	€5,026,963	€4,953,433	€73,530	1.5%
Cost of Revenues	4,188,028	5,115,942	(927,917)	(1.8)%
Gross profit	838,935	(162,509)	1,001,444	616.2%
Total operating expenses	2,488,704	2,576,698	(87,994)	(3.4)%
Operating loss	(1,164,274)	(2,739,207)	(1,574,933)	(57.5)%
Total other (income) expense	(233,441)	(122,124)	111,317	91.1%
Net loss	€(1,397,715)	€(2,861,331)	€(1,463,616)	(51.2)%

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Revenue

For the comparable six-month periods ended June 30, 2025 and 2024, revenues increased 1.5% to €5,026,963 from €4,953,433, respectively. The modest improvement was largest attributable to the Company’s mission-critical focus on increasing market acceptance of its line of growing proprietary SUNBOX energy storage solutions and related Turbo Energy App energy management software platform.

Since its inception through 2023, Turbo Energy’s core business previously concentrated on the sale of residential solar photovoltaic equipment through its network of distributors, which had extensive reach to solar installers and marketers primarily in Spain. With the successful market launch of its SUNBOX line of products in 2024, the Company shifted its focus and began investing resources to increase global market penetration and achieve geographic expansion of its SUNBOX Home and SUNBOX Industry solutions in the residential and commercial/industrial renewable energy markets, which it believes represents a significantly greater growth opportunity for Turbo Energy in the long-term.

Revenues stemming from customers based in the Company’s home country, Spain, totaled €3,855,274 for the first six months of 2025, representing a 5.3% increase when compared to revenues from Spanish customers of €3,660,964 for the same six months in the prior year. Revenues to customers in other European countries climbed 304.5% to €217,443 from €53,756 for the six months ended June 30, 2025 and 2024, respectively; and revenues from the rest of the world declined 66.3% to €391,388 from €1,162,753.

For the six months ended June 30, 2025 and 2024, the Company recognized revenue of €410,342 and €68,980 derived from related parties, respectively. We consider related parties those companies that are part of our parent company, Umbrella Energy Group.

Cost of Revenues

Cost of revenues includes purchase of finished goods and raw materials, outsourcing services and inventory adjustments. Cost of revenues for the six months ended June 30, 2025 and 2024 decreased by 18.1% to €4,188,028 from €5,115,942, respectively, due primarily to lower costs for finished goods relating to the Company’s increased sales of higher margin proprietary SUNBOX line of products.

Operating Expenses

For the six months ended June 30, 2025 and 2024, operating expenses declined 3.4% to €2,488,704 from €2,576,698, respectively. Selling and administrative expenses remained relatively flat at €1,137,050 compared to €1,131,599 for the first six months of 2025 and 2024, respectively; and selling and administrative expenses – related parties also declined, falling to €356,912 from €426,545 for the same comparable period.

Other Income and Expense

Total other expense rose to €233,441 from €122,124 for the six months ended June 30, 2025 and 2024, respectively. The increase in other expense was primarily attributable to higher interest expense – related party and a higher foreign exchange loss, offset by lower interest income and interest expense on outstanding debt.

Net Loss

As a result of all the aforementioned reasons, the Company’s net loss dropped 51.2% to €1,397,715, or €0.03 per ordinary share, for the six months ended June 30, 2025, when compared to a net loss of €2,861,331, or €0.06 loss per ordinary share, reported for the same six-month period in the prior year.

Liquidity and Capital Resources

Turbo Energy measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Our current working capital needs relate mainly to launching our new product offerings, supporting our global expansion initiatives, establishing relationships with key business partners and customers, becoming and maintaining compliance with regulatory requirements and compensation and benefits for our employees. Our recurring capital expenditures consist primarily of internally developed software costs and supporting our inventory requirements to meet the growing demand for our SUNBOX energy storage systems. We expect our capital expenditures and working capital requirements to increase as we expand our product offerings, acquire new customers, form partnerships in key geographic expansion regions and incur significant legal, accounting, audit, insurance and other incremental costs related to continued operations as a public company. Our ability to expand and grow our business will depend on many factors, including our working capital needs, our ability to raise additional capital and the evolution of our cash flows.

As of June 30, 2025, we had €1,364,060 in cash and cash equivalents and €52,050 in short-term investments in bank deposits. In the pursuit of our long-term growth strategy and the ongoing development of and enhancements to our solar energy storage hardware and software solutions, we sustained continuing operating losses. During the six months ended June 30, 2025, we had a net loss of €1,397,715. To fund continued losses from operations, in late 2024 and early 2025, we raised €2,533,520 in gross proceeds in connection with Enerfip, a European crowdfunding platform, through which we completed the first of what is expected to be a minimum of two rounds of debt financing. We believe we have sufficient capital on hand, coupled with positive cash flow from our operations, to effectively fund our business for the next 12 months. However, we are evaluating strategies to obtain additional funding to support our long-term growth strategies and future operations. These strategies include, but are not limited to, obtaining equity financing, issuing or restructuring debt, entering into other alternative financing arrangements and continuing to structure our operations to optimize revenue growth on a global basis. We may be unable to access further equity or debt financing when needed. As such, there can be no assurance that we will be able to obtain additional liquidity when needed or under acceptable terms, if at all. If the financing needed is not available, or if the terms of the financing are less desirable than expected, we may be forced to decrease our level of investment in new product launches, or scale back our existing operations, which could have an adverse impact on our business and financial prospects.

Cash Flows

The following table summarizes our cash flows for the six-month periods ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024
Net cash provided (used) by operating activities	€(1,339,904)	€2,332,261
Net cash provided by (used in) investing activities	(459,970)	60,295)
Net cash used in financing activities	799,309	(2,517,210)

Net change in cash and restricted cash	(1,020,565)	(124,654)
Cash and restricted cash, beginning of period	2,384,625	620,531
Cash and restricted cash, end of period	€1,364,060	€495,877

Discussion of Critical Accounting Policies and Estimations

The preparation of the financial statements in conformity with IFRS and interpretations issued by the IFRS IC applicable to companies reporting under IFRS requires us to make estimates and judgements that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to accounts receivables, contract assets and liabilities, fixed assets, intangibles and goodwill, accrued expenses, revenues, stock-based compensation and contingencies. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates. Please refer to our discussion of critical accounting policies in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 for a discussion about those policies that we believe are the most important to the understanding of our financial condition and results of operations as such policies affect our more significant judgements and estimated used in the preparation of the financial statements included in this interim report.

Legal Proceedings

On April 2025, Boustead Securities, LLC (“Boustead”) initiated an arbitration proceeding against Turbo Energy, S.L. (“Turbo Energy” or the “Company”) before the Financial Industry Regulatory Authority (“FINRA”), Case No. 25-01072. The arbitration arises from Boustead’s prior role as placement agent and underwriter in connection with the Company’s initial public offering. Boustead’s claims seek recovery of approximately $216,000 in cash fees and warrants for more than 96,000 shares of the Company, which Boustead alleges are due pursuant to a right of first refusal provision contained in the parties’ March 7, 2022 Engagement Agreement.

On August 7, 2025, Turbo Energy filed its Answer and asserted counterclaims against Boustead, alleging, among other things, breach of contract, negligent misrepresentation, and fraud, and seeking damages and other relief. Turbo Energy’s counterclaims arise from disputes concerning the calculation and payment of certain expenses and the scope and enforceability of Boustead’s right of first refusal. On August 27, 2025, Boustead filed its response denying all allegations in Turbo’s counterclaims and asserting affirmative defenses.

On September 18, 2025, the FINRA arbitration panel issued an order denying Boustead’s motion to change the hearing location. The arbitration proceedings remain ongoing. The Company intends to vigorously pursue its counterclaims and defend against all claims asserted by Boustead. At this stage, the Company cannot predict the outcome of the arbitration or estimate any potential loss or recovery.